SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2023

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

China Southern Airlines Company Limited (the “Company”) published the following announcement on April 28, 2023 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0428/2023042803707.pdf, in relation to the first quarterly report of 2023.

The announcement in English is included as an exhibit to this Form 6-K.

Certain statements contained in these announcements may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements. All information provided in this announcement is as of the date of this announcement, unless otherwise stated, and we undertake no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Chen Wei Hua and Liu Wei
Name: Chen Wei Hua and Liu Wei
Title: Joint Company Secretaries

Date: May 2, 2023